EXHIBIT 99.1

Volvo To Invest SEK 650 M in the World's Cleanest Topcoat Paintshop in Umea

GOTEBORG, Sweden, June 3, 2005 (PRIMEZONE) -- AB Volvo has decided to invest SEK 650 M in a new paintshop at its cab plant in Umea, in northern Sweden. The new paintshop will be the cleanest topcoat paintshop in the world. The investment is being made possible by a regional investment grant of SEK 45 M from the Swedish National Board for Industrial and Technical Development and an environmental grant of SEK 85 M from the EU. "It is extremely gratifying that we can now make this investment and that we will simultaneously have the opportunity to build the cleanest unit for topcoat application in the world," says Leif Johansson, President and Chief Executive Officer of Volvo.

The new paintshop will generate extremely low emissions and have a low environmental impact, as a result of investments in a completely new technology in terms of both the coating method and the coating used. Total emissions from the paintshop will be five to six times lower than the limit stipulated by the EU for new paintshops and the investment in environmental-improving technology will amount to slightly more than SEK 245 M.

The environmental grant totaling SEK 85 M approved by the EU will account for 35% of the cost of environment-related investments. In addition, Volvo recently received a regional investment grant of SEK 45 M from the National Board for Industrial and Technical Development for this investment.

"We value the excellent cooperation we have had with the Swedish government concerning this matter," says Leif Johansson, President and Chief Executive Officer of Volvo. "This positive decision is the result of the excellent dialog we have had with both the government and the EU."

The cab plant in Umea manufactures truck cabs for Volvo Truck's plants in primarily Tuve in Gothenburg, Sweden, and Gent in Belgium. The Umea plant has slightly more than 2,400 employees and produces approximately 60,000 cabs annually. It is estimated that the new paintshop will be placed on stream during 2007.

June 3, 2005

For further information, please contact Marten Wikforss, +46-31-66 11 27, +46-705-59 11 49

The Volvo Group is one of the world's leading manufacturers of trucks, buses and construction equipment, drive systems for marine and industrial applications, aerospace components and services. The Group also provides complete solutions for financing and service. The Volvo Group, which employs about 81,000 people, has production facilities in 25 countries and sells their products in more than 185 markets. Annual sales of the Volvo Group amount to 20 billion euro. The Volvo Group is a publicly-held company headquartered in Goteborg, Sweden. Volvo shares are listed on the stock exchanges in Stockholm and on NASDAQ in the US.

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